

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2022

Zvi Schreiber
Chief Executive Officer
Freightos Ltd
HaPo'el 1
Derech Agudat Sport HaPo'el
Jerusalem, Israel 9695102

> **Re: Freightos Ltd**
> **Registration Statement on Form F-4**
> **Filed December 9, 2022**
> **File No. 333-268742**

Dear Zvi Schreiber:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-4 filed December 9, 2022

Proposal One - The Business Combination Proposal
Background of the Business Combination, page 98

1. We note your revised disclosure in response to comment 2. Please identify the peer group of public companies that Gesher's management considered in arriving at the initial estimate of the enterprise value range. With respect to the discounted cash flow analysis, disclose the discount rates and the basis for Gesher's management selection of those rates.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Zvi Schreiber
Freightos Ltd
December 19, 2022
Page 2

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Robert Babula, Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar, Staff Attorney, at 202- 551-3844 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

                                                           Sincerely,

                                                       Division of Corporation Finance
                                                       Office of Energy & Transportation

cc: Stephen Alicanti